Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: January 17, 2025

SLB Fourth-Quarter and Full-Year 2024 Results Prepared Remarks

James R. McDonald – SVP of Investor Relations and Industry Affairs

Thank you, Kate.

Good morning, and welcome to the SLB Fourth-Quarter and Full-Year 2024 Earnings Conference Call.

Today’s call is being hosted from Houston, following our Board meeting held earlier this week.

Joining us on the call are Olivier Le Peuch, Chief Executive Officer, and Stephane Biguet, Chief Financial Officer.

Before we begin, I would like to remind all participants that some of the statements we will be making today are forward-looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. For more information, please refer to our latest 10-K filing and other SEC filings which can be found on our website.

Our comments today also include non-GAAP financial measures. Additional details and reconciliations to the most directly comparable GAAP financial measures can be found in our fourth-quarter and full-year earnings press release, which is on our website.

Finally, in conjunction with our proposed acquisition, SLB and ChampionX have filed materials with the SEC, including a registration statement with a proxy statement and prospectuses. These materials can be found on the SEC’s website or from the parties’ websites.

With that, I will turn the call over to Olivier.

Olivier Le Peuch – CEO

Thank you, James.

Ladies and gentlemen, thank you for joining us on the call. This morning, I will begin by discussing our fourth-quarter and full-year results. Then, I will provide an update on the evolving macro environment and our early activity outlook for the first quarter and the full year. And finally, I will describe how SLB’s diverse portfolio is uniquely positioned to continue delivering strong financial results in 2025 and beyond.

Stephane will then provide more details on our financial performance, and we will open the line for questions. Let’s begin.

Solid Fourth-Quarter Performance

We concluded the year with solid earnings and free cash flow, growing revenue both sequentially and year on year, and maintaining our cycle-high margins.

Although the rate of upstream investment growth continued to moderate during the quarter, SLB benefited from our broad exposure to global markets, the diversity of our portfolio across the upstream oil and gas lifecycle, and from our differentiated digital offerings.

Notably, we saw strong growth in the Middle East, where once again, we achieved a new quarterly revenue-high, with contributions from the United Arab Emirates, Iraq, Kuwait and Qatar. And we also performed very well in North America, where we benefited from higher activity in U.S. land, along with higher digital sales in the U.S. Gulf of Mexico.

Despite the well-known declines in Saudi Arabia and in Mexico, our fourth-quarter financial performance remained consistent and resilient. This demonstrates the strength of SLB’s diversified portfolio.

Overall, we closed the year with fourth-quarter international revenue reaching a new cycle-high and we generated strong free cash flow of $1.63 billion for the quarter.

Strong Full-Year Results Led by Production Systems, Reservoir Performance and Digital

Turning now to the full year, we achieved our full-year adjusted EBITDA margin target of 25%, generated robust free cash flow of $4.0 billion and returned $3.3 billion to shareholders.

Across the Core divisions, we grew by 9% compared to the previous year. Production Systems led the way, growing by 24% and expanding margins by almost 300 bps for the full year. This performance was supported by double-digit revenue increases in surface systems, completions, and artificial lift, leading to 9% organic growth for the division, that was complemented by the Aker subsea acquisition.

Reservoir Performance also continued its momentum, growing by 9% year on year and expanding margins by approximately 100 bps with strong stimulation and intervention activity. And in Well Construction, although revenue was flat year on year, it continues to lead margins in the Core.

Overall, across our Core divisions, our technology leadership, domain expertise and scale are enabling us to continue innovating tailored solutions for our customers in every region, and I am proud to share that our fit-for-basin revenue crossed $1 billion for the first time in 2024.

This was also a very exciting year for Digital, as demand for our products and services continued to accelerate and we formed strategic partnerships with industry leaders including NVIDIA, Amazon Web Services, and Palo Alto Networks. Our customers continue to embrace the power of cloud computing, AI, and digital operations to shorten cycle times and improve operating efficiencies, and this led to Digital revenue growing 20% for the full year, exceeding our target of high-teens growth.

Finally, we continue to increase our exposure beyond oil and gas. There is significant growth momentum in the low-carbon markets where we have a strong position through our portfolio of technologies for carbon capture and sequestration, geothermal, and critical minerals.

And we are complementing this with a growing exposure to data center infrastructure solutions, by responding to hyperscalers to deliver solutions that meet the demands of a rapidly evolving digital landscape. Combined, revenue from these activities exceeded $850 million in 2024, and we expect this to increase significantly in 2025.

As you can see, we are pursuing a wide range of opportunities within and beyond oil and gas, and this is positioning us to benefit from a very diverse mix of new and existing customer spend.

I want to thank the SLB team for delivering this progress, we should all be proud. I am very impressed by our team’s innovative spirit, customer centricity, and performance mindset, and I look forward to building on our successes in the year ahead.

Next, let me discuss the evolving macro environment.

The Evolving Macro Environment

Over the back half of 2024, customers adopted a more cautious approach to near-term activity and discretionary spending, primarily driven by concerns of an oversupplied oil market.

Although these concerns persist, we anticipate the oil supply imbalance will gradually abate. Global economic growth and a heightened focus on energy security, coupled with rising energy demand from AI and data centers, will support the investment outlook for the oil and gas industry throughout the rest of the decade.

Looking at the global oil supply, we expect that OPEC+ will maintain its focus on commodity price stability throughout 2025. And in the U.S., the ongoing focus on capital discipline by operators will limit near-term supply growth in the region.

In this environment, the current level of global upstream investment seems to be keeping the market in balance, absent of any further geopolitical disruptions. Overall, we expect global upstream investment to be steady in 2025 compared to 2024, with the deceleration in some resource plays being offset by resilient growth across select countries and customers.

2025 First-Quarter and Full-Year Outlook

Let me now provide a bit more detail on our 2025 activity outlook.

In international markets, while certain countries will continue to experience strong growth, this will be balanced by reduced spending in others.

For instance, in the Middle East and Asia, increases in the United Arab Emirates, Kuwait, Iraq, China and India will be offset by declines in Saudi Arabia, Egypt and Australia. In Latin America, growth in Argentina and Brazil will be tempered by decreased spending in Mexico and Guyana.

And in Europe and Africa, growth in North Africa, Nigeria, Azerbaijan and Kazakhstan will be more than offset by declines in Scandinavia and West Africa.

Turning to North America, oil and gas activity is expected to decline, due to lower publicly announced capex in U.S. land, higher drilling efficiencies, and a slow recovery in gas until LNG capacity expansions are resolved. However, our data center infrastructure solutions revenue is growing rapidly in this region, supporting growth outside of our Core business.

Specific to the offshore markets, we expect a muted environment in 2025 attributed to white space in deepwater activity, particularly in the North Sea, Australia, and Angola, Central and East Africa. Looking ahead, we anticipate this white space in deepwater to start improving as the year progresses, in preparation for the significant number of FIDs ramping up in 2026, across several deepwater basins.

Let me now describe how these activity dynamics will unfold across the divisions.

In Digital & Integration, we expect revenue to remain steady year on year, with growth in Digital being offset by a decline in APS due to the Palliser divestiture. Digital will maintain its very strong growth momentum, with full-year revenue growth in the high teens supported by digital operations and data and AI solutions.

Meanwhile, in the Core, we expect revenue to be flat year over year with modest growth in Production Systems and Reservoir Performance, offsetting the decline in Well Construction across regions. In Production Systems, growth will be driven by artificial lift, completions, valves, and midstream production systems, while Reservoir Performance will be supported by intervention and unconventional activity growth in international markets.

Overall, when excluding the impact of ChampionX, we expect the mix of geographies and divisions I just described, to result in a steady revenue outlook for 2025. This will translate into adjusted EBITDA dollars and margins being at or above 2024 levels.

Now, turning to the first quarter, we expect revenue and adjusted EBITDA to be at similar levels as last year, in line with our full-year guidance. This will be followed by an activity rebound in the second quarter, particularly in the international markets.

The Strength of SLB’s Diversified Portfolio

Finally, let me discuss why I believe SLB is the best-positioned company to navigate the evolving market dynamics that I just discussed.

Looking at the evolution of the market in 2025 and beyond, SLB’s size, digital leadership, integration capabilities and performance advantage are differentiators. Our diversified portfolio across global operating areas and business lines, and our combined exposure to short- and long-cycle projects bring resilience, enabling us to navigate regional and market fluctuations.

For example, our Digital business is growing—with accretive margins—at an elevated rate as customers embrace the power of data and AI to drive performance and efficiency across their workflows and producing assets.

Our integration capabilities are shaping our engagement with customers beyond NOCs, allowing us to add further resiliency and diversity against the industry backdrop.

And Production and Recovery is becoming a larger part of our business as customers work to maximize their producing assets, and this will be further enhanced by the contribution from ChampionX.

Furthermore, and as illustrated in our success in 2024 across low-carbon and digital infrastructure, we are developing new growth pathways beyond oil and gas, in fast-growing markets decoupled from the upstream sector.

As you can see, we are operating from a very strong position. And as we remain focused on cost optimization and process enhancement, leveraging digital transformation to become a more efficient organization, this will support our margin expansion journey.

The combination of strengths I have just described, along with our continued business performance, provides us with confidence in our ability to continue delivering strong cash flows and increased returns to shareholders. You have already seen the actions we have taken in our earnings release today, as we increased our dividend and accelerated share repurchases to start the year.

I will now turn the call over to Stephane to discuss these announcements and our financial results in more detail.

Stephane Biguet – Executive VP and CFO

Thank you, Olivier, and good morning, ladies, and gentlemen.

I will start by providing an overview of our full-year results before getting into the specifics of our fourth-quarter performance.

Full-year 2024 revenue of $36.3 billion grew 10% year on year with the acquired Aker Subsea business accounting for half of the growth. Organic revenue grew 5%, entirely driven by the international markets. This was led by the Middle East, which grew 19% year on year, to reach a record high, despite the well-publicized headwinds in the second half of the year.

International pretax segment operating margins of 21.4% improved 44 basis points year on year, with more than two-thirds of our international GeoUnits experiencing both top line growth and margin expansion year on year.

In North America, full-year 2024 revenue declined 1% compared to the previous year. However, pretax segment operating margins of 17% only dropped by 23 basis points, with pricing pressure mostly offset by a favorable technology mix, cost efficiencies and higher digital revenues.

From a Division standpoint, organic growth was led by Digital & Integration, which grew 10% year on year, entirely driven by our Digital business. On a full-year basis, Digital revenue of $2.44 billion grew 20% year on year, supported by close to 35% growth from Cloud, AI, and Edge technology. Our Digital business was accretive to both SLB’s overall revenue growth and its global margins.

Finally, our full-year adjusted EBITDA margin of 25% increased by 52 basis points year on year, reaching the highest level since 2015.

Turning to the fourth-quarter results:

Fourth-quarter revenue of $9.3 billion increased 1% sequentially, driven by record-high Digital revenue. From a geographical perspective, the Middle East led the way, with 5% sequential revenue growth driven by the start-up of unconventional gas activities in the United Arab Emirates, as well as strong performance in Egypt and Qatar.

Adjusted EBITDA margin for the fourth quarter reached a cycle high of 25.7%. This is 33 basis points higher than the same period of last year.

Fourth-quarter earnings per share, excluding charges and credits, was 92 cents. This represents an increase of 3 cents sequentially and 6 cents when compared to the same period of last year.

We recorded 15 cents of net charges during the fourth quarter. This included:

•	10 cents of impairment relating to certain equity investments and fixed assets

•	4 cents in connection with our ongoing cost-out program

•	3 cents of merger and integration charges relating to the Aker Subsea and ChampionX transactions

•	and a 2-cent gain on the sale of an equity investment.

Let me now go through the fourth-quarter results for each Division.

Fourth-quarter Digital & Integration revenue of $1.2 billion increased 6% sequentially driven by 10% growth in Digital, while APS revenue was essentially flat.

Pretax operating margin expanded 274 basis points to 38.3% as a result of higher digital sales and cost efficiencies.

Reservoir Performance revenue of $1.8 billion declined 1% sequentially on reduced intervention and stimulation activity.

Margins increased 35 basis points to 20.5% due to improved profitability in evaluation services.

Well Construction revenue of $3.3 billion decreased 1% sequentially and margins contracted 70 basis points, primarily due to lower drilling activity in Mexico and Saudi Arabia.

And finally, Production Systems revenue of $3.2 billion increased 3% sequentially on higher international sales of artificial lift, midstream production systems and completions.

Pretax operating margins decreased 93 basis points to 15.8% due to lower profitability in subsea, partially offset by improved profitability in artificial lift and midstream production systems.

Now turning to our liquidity.

We generated $2.4 billion of cash flow from operations and $1.6 billion of free cash flow during the fourth quarter. This strong performance resulted in full-year free cash flow of $4 billion.

As a result, we reduced our net debt by $1.1 billion during the quarter to $7.4 billion. This represents our lowest net debt level since the first quarter of 2016.

Capital investments, including capex and investments in APS projects and exploration data, were $759 million in the fourth quarter and $2.6 billion for the full year.

Looking ahead, we will continue to be disciplined as it relates to our capital investments. In 2025, we expect to reduce capital investments, excluding the impact of ChampionX, to approximately $2.3 billion, with the capex portion at the low end of our previously shared guidance of 5-7% of revenue.

During the fourth quarter, we repurchased 11.8 million shares of our common stock for a total purchase price of $501 million. For the full year, we returned a total of $3.3 billion to our shareholders in the form of dividends and stock repurchases.

With continued focus on capital discipline and clear visibility into strong cash flow generation in 2025, we are committed to increasing returns to shareholders once again this year. When combining the increased quarterly dividend that was announced today with increased share repurchases, we are targeting to return a minimum of $4 billion to our shareholders in 2025.

Notably, as you saw in our earnings announcement this morning, we entered into accelerated share repurchase transactions to repurchase $2.3 billion of our company’s common stock.

These transactions not only reflect our confidence in our continued financial performance, but also our belief that our stock is undervalued relative to the strength of our business.

Furthermore, this will accelerate the repurchasing of shares that will be issued in connection with the pending ChampionX transaction.

As it relates to ChampionX, the transaction received CIFIUS clearance in December and the engagement with other regulatory authorities is progressing well. We continue to work toward closing the transaction before the end of the first quarter.

With respect to our other pending transaction, we expect the divestiture of our interest in the Palliser APS project in Canada to close in the next few months.

I will now turn the conference call back to Olivier.

Olivier Le Peuch – CEO

Thank you, Stephane. Kate, I believe we are ready to open the floor to questions.

Olivier Le Peuch – CEO

Thank you, Kate.

Ladies and gentlemen, as we conclude today’s call, I would like to leave you with the following takeaways.

First, our 2024 results underscore the strength of SLB’s diverse portfolio to navigate evolving market dynamics. Moving forward, we will continue to harness our unique market exposure and performance advantage to further our margin expansion journey, deliver strong cash flows and increase returns to shareholders.

Second, we remain focused on expanding the value we create for our customers through our technology leadership, integration capabilities, offshore exposure, and an expanded production and recovery portfolio through the announced acquisition of ChampionX.

Finally, I am confident in our strategy, inclusive of the progress we are making in growing beyond oil and gas, and in our ability to continue creating value for our customers, partners and shareholders.

With this, I will conclude today’s call. I look forward to sharing our progress with you throughout the year. Thank you.

Copyright © 2025 SLB. All rights reserved.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the Form S-4 and proxy statement/prospectus (each, as defined below) that has been filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May  15, 2024 (https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d424b3.htm), and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.